

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

December 2, 2008

By U.S. Mail and facsimile to 011 47 22 01 22 02

Ms. Gisele Marchand
Chief Executive Officer & President
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

Re: Eksportfinans ASA
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 001-08427

Dear Ms. Marchand:

      We have reviewed your response dated October 15, 2008 to our comment letter dated September 17, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

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Form 20-F for the Fiscal Year Ended December 31, 2007

Item 18. Financial Statements

First-Time Adoption of International Financial Reporting Standards (IFRS)

Application of IFRS 1 'First-time adoption of IFRS', page 87

1. We note your response to prior comment 4 to our letter dated September 17, 2008 regarding the disclosures required by paragraph 40 of IFRS 1. The staff is unable to concur with your conclusion that since the information in the Form 6-K dated April 23, 2007 was incorporated by reference into various registration statements, that it was not necessary for you to either include the information in your 2007 Form 20-F or specifically incorporate by reference the information into your 2007 Form 20-F. The staff believes the disclosures required by IFRS 1 are integral to the adoption of IFRS and should therefore be included in an amendment to your 2007 Form 20-F. The staff believes the most appropriate and transparent method of

amending your Form 20-F is to include the relevant information from the Form 6-K dated April 23, 2007-specifically describing the material adjustments made to the NGAAP financial statements upon the adoption of IFRS. In filing the amendment to your 2007 Form 20-F, please be cognizant of the guidance in Exchange Act Rule 12b-15, which provides guidance for the items to be included in an amended Exchange Act filing.

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You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3426 if you have any questions.

Sincerely,

Angela Connell
Reviewing Accountant